COMPASS
GROUP



From the office of:

Mark J White
General Counsel & Company Secretary
Direct Tel: +44 1932 573006
Direct Fax: +44 1932 569957

21 December 2009

Securities and Exchange Commission
Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

By Courier

SUPPL

Dear Sirs

Application for Amendment to Rule 12g3-2(b) Exemption for purposes of future electronic publication (File Number 82-5161)

We, Compass Group PLC, **File Number 82-5161**, hereby apply for exemption from filing paper documents and submit this letter to notify your office of our intention to electronically publish our documents for the purpose of complying with Rule 12g3-2(b).

Announcements made on the London Stock Exchange's RNS, previously sent to you in paper form, are published on the Company's website, URL address:

www.compass-group.com

Statutory documentation filed in accordance with the Companies Act 2006 at the UK Registrar of Companies, previously sent to you in paper form, is published on the publicly available website of the UK Companies Registrar, URL address:

www.companieshouse.gov.uk

If you have any queries regarding the above, please do not hesitate to contact me.

Yours faithfully

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01